EXHIBIT 99.1

Shareholders and Secured Debt Holders Approve Cona’s Acquisition of Pengrowth; Decision Received for Litigation Matter

CALGARY, Alberta, Dec. 18, 2019 (GLOBE NEWSWIRE) -- Pengrowth Energy Corporation (“Pengrowth” or the “Company”) (TSX:PGF, OTCX:PGHEF) today announced the approval of its previously announced  acquisition by Cona Resources Ltd. (the “Purchaser”), a portfolio company of Waterous Energy Fund, by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Alberta), at its special meetings of shareholders and secured debt holders held earlier today.

At the special meeting of the Company's shareholders, a total of 308,298,767 common shares were voted in person and by proxy, representing 55.04% of its issued and outstanding common shares. The Arrangement was approved by 87.25% of the votes cast by shareholders at the special meeting.

At the special meeting of the Company's secured debtholders, 39 debtholders voted in favour of the Arrangement in person and by proxy holding an aggregate of $562,817,842 principal amount of secured debt, representing 95.12% and 93.55% of its total number of secured debtholders and aggregate secured indebtedness, respectively.

Details of the voting results for the special meetings are available on SEDAR at www.sedar.com.

Shareholders are advised that, subject to receipt of a final order from the Court of Queen’s Bench in respect of the Arrangement, the Arrangement is expected to close on or about January 7, 2020, at which time Pengrowth’s shares will cease to trade on the Toronto Stock Exchange and Pengrowth will be a wholly owned subsidiary of the Purchaser.

Grand Valley Litigation

Pengrowth also announced today that the Court of Queen’s Bench of Alberta has granted the Company’s application and has issued a decision in favour of Pengrowth in its ongoing litigation (the “GVR Litigation”) with Grand Valley Resources Corp. (“GVR”).  Upon closing of  the Arrangement, shareholders of the Company will be entitled to receive, along with the cash consideration of $0.05 per share, a right to each shareholder’s pro-rata portion of any proceeds with respect to the GVR Litigation, subject to appeal, as a dividend in kind. GVR has one month to appeal the decision. As part of the Arrangement, on closing, the GVR Litigation and any proceeds with respect to the GVR Litigation, less applicable costs, will be assigned to a litigation trustee to be held in trust for former shareholders of the Company.  See the Company's information circular and proxy statement dated November 18, 2019, which is available under the Company's profile at www.sedar.com.

About Pengrowth:

Pengrowth Energy Corporation is a Canadian energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western Canadian basin for more than 30 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the OTCQX under the symbol "PGHEF".

For investor and media Inquiries please contact:

Pengrowth Investor Relations
1-855-336-8814
InvestorRelations@pengrowth.com

ADVISORIES

Forward Looking Statements

Certain information set forth in this press release, including Information and statements which may contain words such as "could", "plans", "should", "anticipates", "expects", "believes”, "will" and similar expressions and statements relating to matters that are not historical facts, contain forward-looking statements, including but not limited to statements regarding: the proposed Arrangement; closing of the Arrangement, including expected timing thereof; the consideration to be received by the shareholders of Pengrowth; the GVR Litigation and the potential costs associated with the GVR litigation proceeds. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pengrowth's control. Completion of the Arrangement is subject to a number of conditions which are typical for transactions of this nature.  Failure to satisfy any of these conditions or the emergence of a superior proposal may result in the termination of the arrangement agreement.  The foregoing list is not exhaustive.  Additional information on these and other risks that could affect completion of the Arrangement is set forth in the management information circular, which is available on SEDAR at www.sedar.com.  Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.  The actual results, performance or achievement of Pengrowth could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Pengrowth will derive therefrom. Pengrowth disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

"The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release."